

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via Email
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 North Centennial
Zeeland, Michigan 49464

    Re: **Gentex Corporation**
            Form 10-K for the year ended December 31, 2013
            Filed February 26, 2014
            Form 10-Q for the quarter ended September 30, 2014
            Filed November 10, 2014
            File No. 000-10235

Dear Mr. Downing:

We have reviewed your response letter dated February 12, 2015, and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

1. Based upon the information you have provided in response to our comments, it appears that you track certain information by product. Please tell us your consideration of the requirements to disclose entity-wide information in ASC 280-10-50-38 through 40.

      You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief